NO ACT

DC
6-26-08

Act: 1934
Section:
Rule: 12h-3
Public
Availability: 6/26/2008

June 26, 2008

08052333

Received SEC

JUN 2 6 2008

Washington, DC 20549

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Barclays (Netherlands) N.V.
Incoming letter dated June 26, 2008

Based on the facts presented, it is the Division's view that the effectiveness of Barclays (Netherlands)'s registration statement on Form F-4 during the fiscal year ending December 31, 2007 would not preclude Barclays (Netherlands) from utilizing Rule 12h-3 under the Securities Exchange Act of 1934. In reaching this position, we particularly note that no securities were sold pursuant to the registration statement and Barclays (Netherlands) has withdrawn the registration statement and the post-effective amendments to the registration statement pursuant to Rule 477 under the Securities Act of 1933.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Ted Yu
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

June 26, 2008

George H. White
Sullivan & Cromwell LLP
One New Fetter Lane
London EC4A 1AN, England

**RE: Barclays (Netherlands) N.V.**

Dear Mr. White:

In regard to your letter of June 26, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim, Chief
Office of Chief Counsel

SULLIVAN & CROMWELL LLP
A LIMITED LIABILITY PARTNERSHIP
TELEPHONE: +44 (0)20-7959-8900
FACSIMILE: +44 (0)20-7959-8950
WWW.SULLCROM.COM

One New Fetter Lane
London EC4A 1AN, England

FRANKFURT • PARIS
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Rule 12h-3
Securities Exchange Act of 1934

June 26, 2008

By E-Mail

Office of the Chief Counsel,
Division of Corporation Finance,
U.S. Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549,
United States of America.

Re: Termination of Reporting Obligations of Barclays (Netherlands) N.V.

Ladies and Gentlemen:

On behalf of our client, Barclays PLC, a public limited company organized under the laws of England ("Barclays"), and its wholly-owned subsidiary, Barclays (Netherlands) N.V., a limited liability company organized under the laws of The Netherlands ("Barclays (Netherlands)"), we seek the concurrence of the staff (the "Staff") of the Commission that it will not recommend that the Commission take enforcement action if, notwithstanding the fact that a joint registration statement on Form F-4 of Barclays and Barclays (Netherlands) (Commission File No. 333-143666) (the "Registration Statement"), and post-effective amendments thereof, became effective during the fiscal year ending December 31, 2007, Barclays (Netherlands) utilizes Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend Barclays (Netherlands)'s duty to file with the Commission periodic reports with respect to that fiscal year.

## I. Background

### *A. Barclays*

Barclays is a financial services group based in the United Kingdom with a large international presence in Europe, the United States, Africa and Asia. It is engaged primarily in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. In terms of market capitalization, Barclays is one of the largest financial services companies in the world and, at December 31, 2007, had total consolidated assets of approximately £1.2 trillion (US$2.4 trillion). Barclays has been operating for more than 300 years and today has approximately 30 million customers and clients and nearly 135,000 employees in over 50 countries. Barclays is a leading global provider of investment management products and services and had 3,000 institutional clients in over 50 countries and over £1.1 trillion (US$2.2 trillion) of assets under management at December 31, 2007.

Barclays is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act, and Barclays ordinary shares ("Barclays Shares") and American depositary shares ("ADSs") are registered under Section 12(b) of the Exchange Act. The Barclays Shares are listed on the London Stock Exchange and the Tokyo Stock Exchange[1], and the Barclays Shares and Barclays ADSs are listed on the New York Stock Exchange. As of April 30, 2008, Barclays had, issued and outstanding, 6,567,565,352 Barclays Shares (including those represented by ADSs) and options to purchase 417,133,039 Barclays Shares.

### *B. Barclays (Netherlands)*

Barclays (Netherlands) is an indirect wholly-owned subsidiary of Barclays and a direct wholly-owned subsidiary of Barclays Investments (Netherlands) N.V. ("Barclays Investments (Netherlands)"), which is itself a direct wholly-owned subsidiary of Barclays. Barclays (Netherlands) was formed on May 2, 2007 solely for the purpose of effecting the registered exchange offer (the "Offer") by Barclays for all of the issued and outstanding share capital of ABN AMRO Holding N.V. ("ABN AMRO"), as described in section I.C below. Barclays (Netherlands) has not had, and currently does not have, any operating activities and has never filed a registration statement, other than the Registration Statement and post-effective amendments thereof, with the Commission. As of May 31, 2007, the date of its latest audited financial statements, the sole asset of Barclays (Netherlands) was £204,744,559 in cash.

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1 Barclays intends to de-list the Barclays Shares from the Tokyo Stock Exchange in the near future.

*C. The Offer*

On April 23, 2007, Barclays and ABN AMRO entered into a merger protocol which, as subsequently amended, provided for a combination of their businesses, with Barclays as the holding company for the combined group. The combined group would have been created through the Offer, pursuant to which Barclays offered to exchange (a) 2.13 Barclays Shares and €13.15 in cash for each ordinary share of ABN AMRO (an "ABN AMRO Share") and (b) 0.5325 Barclays ADSs and the U.S. dollar equivalent of €13.15 in cash for each ABN AMRO ADS. Pursuant to a "mix-and-match" facility, holders of ABN AMRO Shares and ABN AMRO ADSs were able to elect to vary the proportion of cash and Barclays Shares or Barclays ADSs they would have received, but the total number of Barclays Shares (including those represented by ADSs) that would have been issued and the total amount of cash that would have been paid in connection with the Offer was fixed.

Barclays initially filed the Registration Statement on June 11, 2007. Barclays filed pre-effective amendments to the Registration Statement on July 9, 2007, July 26, 2007 and twice on August 3, 2007. The last of these amendments added Barclays (Netherlands) as a registrant. The Commission declared the Registration Statement effective on August 3, 2007, and Barclays commenced the Offer on August 7, 2007. Barclays and Barclays (Netherlands) filed post-effective amendments to the Registration Statement on August 6, 2007, September 14, 2007 and November 30, 2007.

The formation of Barclays (Netherlands) and its involvement in the Offer were necessitated by a feature of the Offer that allowed holders of ABN AMRO Shares to elect to receive the Barclays Shares that would have made up part of their offer consideration in one of the following two ways. Under the first option (the "Primary Exchange Process"), holders of ABN AMRO Shares were able to elect to receive Barclays Shares in the following series of transactions. Holders would irrevocably undertake (subject to applicable withdrawal rights) to tender their ABN AMRO Shares to Barclays (Netherlands). In exchange for their ABN AMRO Shares, holders would have received ordinary shares of Barclays (Netherlands) ("Barclays (Netherlands) Shares"), which would have been transferred by Barclays Investments (Netherlands) (the parent of Barclays (Netherlands)) to Barclays Nominees (No. 1) Limited, a United Kingdom company acting as nominee for the tendering ABN AMRO shareholders (the "Nominee").[2] Upon receipt of the Barclays (Netherlands) Shares by the Nominee, the listing and exchange agent in The Netherlands (the "Dutch Exchange Agent") would have irrevocably instructed that the Barclays (Netherlands) Shares be transferred to Barclays. In exchange for the transfer of the Barclays (Netherlands) Shares to Barclays,

[2] The Nominee is a wholly-owned subsidiary of Barclays Bank PLC, which in turn is wholly owned by Barclays.

Barclays would have issued Barclays Shares to the former holders of ABN AMRO Shares. The Primary Exchange Process was expected to ensure that Barclays could rely on an exemption from U.K. stamp duty reserve tax ("SDRT") and issue Barclays Shares to former holders of ABN AMRO Shares for trading through the clearance and settlement system of Euroclear Nederland ("ENL") without charge to SDRT. Under the second option (the "Alternative Exchange Process"), holders of ABN AMRO Shares were able elect to receive Barclays Shares directly. The Alternative Exchange Process was expected to enable certain holders of ABN AMRO Shares to obtain a U.K. tax deferral on the exchange of ABN AMRO Shares for Barclays Shares. Any trading in the newly-issued Barclays Shares would not have been through ENL and, consequently, would have been subject to SDRT.

On October 5, 2007, Barclays announced that certain conditions to closing of the Offer, including the minimum acceptance condition, had not been satisfied and that Barclays would allow the Offer to lapse.[3] As a result of the lapse of the Offer, none of the Barclays Shares or Barclays (Netherlands) Shares that were registered by the Registration Statement were sold or delivered, and Barclays and Barclays (Netherlands) have withdrawn the Registration Statement, and post-effective amendments thereof, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"). Inasmuch as the sole purpose for which Barclays (Netherlands) was formed—facilitation of the Offer—no longer exists, Barclays intends to liquidate Barclays (Netherlands) as soon as practicable following completion of certain filings with the U.K. authorities. The liquidation process is currently expected to commence in July 2008.

## II. Discussion

Neither the Barclays (Netherlands) Shares nor any other class of Barclays (Netherlands) securities were ever registered or required to be registered under Section 12 of the Exchange Act. Barclays (Netherlands) is therefore not required to file periodic reports pursuant to Section 13(a) of the Exchange Act. Section 15(d) of the Exchange Act, however, provides that the periodic reporting requirements of Section 13 of the Exchange Act are applicable to any issuer that files a registration statement that becomes effective under the Securities Act.

Section 15(d) of the Exchange Act provides that the duty to file periodic reports otherwise required to be filed shall be automatically suspended as to any fiscal year if, at the beginning of such fiscal year, the securities of each class to which the registration statement relates are held of record by fewer than 300 persons. The foregoing exception does not apply, however, with respect to the fiscal year in which the

[3] On October 10, 2007, a consortium including The Royal Bank of Scotland Group plc, Banco Santander S.A. and Fortis N.V. declared unconditional its competing offer for ABN AMRO.

registration statement became effective. Furthermore, Rule 12h-3 under the Exchange Act provides that the reporting requirements of Section 13 of the Exchange Act will be suspended immediately upon the filing of a Form 15 by any issuer with respect to a class of securities held of record by fewer than 300 persons resident in the United States at the time of the filing. Subsection (c) of Rule 12h-3 states, however, that, in the case of an issuer whose Section 13 reporting requirements arise under Section 15(d) of the Exchange Act as a result of a registration statement being declared effective, the suspension under Rule 12h-3 is unavailable for the fiscal year in which such registration statement became effective. Thus, although all of the Barclays (Netherlands) Shares are and have been since its formation held of record by only one shareholder, Barclays Investments (Netherlands), and Barclays satisfies all of the conditions of the Rule 12h-3 other than those set forth in Rule 12h-3(c), Barclays (Netherlands) is precluded by Rule 12h-3(c) from utilizing Rule 12h-3(b)(2)(i) to suspend its reporting obligations under Section 15(d) of the Exchange Act with respect to the fiscal year ending December 31, 2007, the fiscal year in which the Registration Statement, and post-effective amendments thereof, became effective.

## III. Request for Relief

We respectfully submit to the Staff that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner that would require Barclays (Netherlands) to file any Section 13(a) periodic reports with respect to the fiscal year ending December 31, 2007 merely because the Registration Statement, and post-effective amendments thereof, became effective during such fiscal year.

In its 1983 Release entitled "Proposed Suspension of Periodic Reporting Obligation" (the "Release"), the Commission stated that "[t]he purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply."[4] The Commission went on to say that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering."[5]

4 Exchange Act Rel. No. 34-20263 (Oct. 5, 1983), at second paragraph preceding paragraph referencing n.1.

5 *Id.* at paragraph referencing nn.2-3.

Even though the Registration Statement, and post-effective amendments thereof, became effective, the Offer was not consummated, and Barclays and Barclays (Netherlands) have withdrawn, and the Commission has consented to the withdrawal of, the Registration Statement, and post-effective amendments thereof, pursuant to Rule 477(a) under the Securities Act.

No securities of Barclays (Netherlands) were sold or delivered pursuant to the Registration Statement, or post-effective amendments thereof, nor are there any holders of Barclays (Netherlands) securities other than Barclays Investments (Netherlands). Therefore, because Barclays (Netherlands) does not currently have any "investing public" to which information about its activities in the fiscal year ending December 31, 2007 should be made available, the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Rule 12h-3 with respect to a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Release that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed...."[6] The Staff also has recognized in a number of circumstances substantially similar to Barclays (Netherlands)'s circumstances—where no securities were sold pursuant to an effective registration statement, the issuer withdrew its registration statement pursuant to Rule 477 under the Securities Act and the issuer represented that it would file certifications on Form 15 on or before the due date of its annual report—that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations and accordingly has taken a no-action position similar to that requested herein. See, e.g., Telemar Participacoes S.A. (June 20, 2007); CPA: 14 Holdings Inc (Dec. 11, 2006); Watchdata Technologies Ltd. (June 29, 2006); WaveRider Communications Inc. (Mar. 31, 2006); Ivax Corporation (Mar. 10, 2006); Infiniti Solutions Ltd. (Mar. 8, 2005); ATX Group, Inc. (Oct. 15, 2004); Synetics Solutions, Inc. (Oct. 15, 2004); Engenio Information Technologies, Inc. (Sept. 13, 2004); NOMOS Corporation (Nov. 12, 2002); NeoGenesis Pharmaceuticals, Inc. (Apr. 1, 2002); OMP, Inc. (Apr. 2, 2001); Enfinity Corporation (Nov. 30, 1998); Coral Systems, Inc., (Mar. 31, 1997); Vandalia National Corporation (Apr. 21, 1995); Professional Medical Products, Inc. (June 3, 1994); Central Point Software, Inc. (Aug. 7, 1992); Bizmart, Inc., (July 23, 1991); CareNetwork, Inc. (Jan. 30, 1991); York International Corp. (Mar. 30, 1990); and AIA Services Corporation (Feb. 6, 1990).

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6 *Id.* at paragraph preceding paragraph accompanying n.1.

Similar to the situations in which the Staff granted no-action relief in Telemar Participacoes S.A. and CPA: 14 Holdings Inc., we note for the information of the Staff that:

- no securities of Barclays (Netherlands) were sold or delivered pursuant to the Registration Statement or post-effective amendments thereof;

- Barclays and Barclays (Netherlands) filed a Form RW on December 11, 2007 to withdraw the Registration Statement and post-effective amendments thereof, and the Commission granted its approval on December 12, 2007;

- Barclays (Netherlands) has not been required to make any filings under the Exchange Act to date; and

- Barclays (Netherlands) undertakes to file a Form 15 making appropriate certifications pursuant to Rule 12h-3 under the Exchange Act no later than the filing deadline for its annual report for the fiscal year ended December 31, 2007.

In Barclays (Netherlands)'s case, the burdens imposed by the application of Rule 12h-3(c) would clearly outweigh any benefits. The preparation and filing of periodic reports would impose a financial burden on Barclays (Netherlands) and would involve significant management effort. Because Barclays (Netherlands) has only one shareholder, there is no investing public that will realize a benefit from requiring Barclays (Netherlands) to file periodic reports required by Section 13(a) of the Exchange Act.

Therefore, we respectfully request that the Staff permit Barclays (Netherlands), notwithstanding the effectiveness of the Registration Statement, and post-effective amendments thereof, to utilize Rule 12h-3 to suspend its reporting requirements under Section 15(d) of the Exchange Act for the fiscal year ending December 31, 2007.

* * *

If you have any questions or require any additional information, please contact George H. White in London at 011 (44) 20 7959 8570 or Alan P.W. Konevsky in London at 011 (44) 20 7959 8509.

Sincerely yours,

George H. White

cc: Ted Yu
(Office of the Chief Counsel)

Judith Shepherd
Victoria Hardy
Todd Foreman
(Barclays PLC)

Alan P.W. Konevsky
(Sullivan & Cromwell LLP)

END